March 8, 2006

Via U.S. Mail and Facsimile

Dr. Jurgen Hambrecht
Chairman of the Board of Executive Directors
BASF Aktiengesellschaft
Carl Bosch Strasse 38
Ludwigshafen, Germany 67056

RE:		BASF Aktiengesellschaft
      Form 20-F for the fiscal year ended December 31, 2004
      Response Letter Dated May 13, 2005
		Response letter dated November 25, 2005
		File No. 1-15909

Dear Mr. Hambrecht:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2004, and response letters dated May 13, 2005, and November 25, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of those forms. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note the representations set forth in your response letter dated
November 25, 2005, including the representation that your Intermediates operating division had revenues in 2003 and 2004 from products distributed into Iran by your subsidiary, BASF Iran AG, that could be used as precursors for agents in chemical weapons. In light of publicly reported information indicating that Iran has chemical weapons, it appears to the staff that it would be appropriate for future filings to include disclosure that you sell to state-owned companies in Iran, a country identified by the U.S. as a state sponsor of terrorism, products that could be used as precursors for agents in chemical weapons. The disclosure should also discuss briefly the nature and extent of your other business with and in Iran. Please provide us with the text of your proposed disclosure.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Eckhard Muller
		President Finance Division
	BASF Aktiengesellschaft


	Pamela Long
		Assistant Director
		Division of Corporation Finance
Dr. Jurgen Hambrecht
BASF Aktiengesellschaft
March 8, 2006
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE